Exhibit 21 - Subsidiaries

Castle Resorts & Hotels, Inc.

NZ Castle Resorts and Hotels Limited (a New Zealand Corporation)

NZ Castle Resorts and Hotels’ wholly-owned subsidiary, Mocles Holdings Limited (a New Zealand Corporation).

HPR Advertising, Inc.

Castle Resorts & Hotels (Thailand) Ltd. (Inactive)

Castle Group LLC (Guam) (Inactive)

Castle Resorts & Hotels Guam Inc. (Inactive)

KRI Inc. dba Hawaiian Pacific Resorts (Inactive)

Hawaii Reservations Center Corp. (Inactive)